CONNER & WINTERS
ATTORNEYS & COUNSELORS AT LAW	Mark D. Berman

Conner & Winters, LLP	Direct 918-586-8961
3700 First Place Tower · 15 East Fifth Street	Fax 918-586-8661
Tulsa, Oklahoma 74103-4344	mberman@cwlaw.com
918-586-5711

February 2, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	Global Power Equipment Group Inc.
Registration Statement on Form S-3
(File No. 333-121585)

Ladies and Gentlemen:

On behalf of Global Power Equipment Group Inc. (the “Company”), submitted herewith for filing with your office pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, is the Company’s final Prospectus covering the resale of the Company’s common stock under the above-captioned Registration Statement.

If you have any questions, please do not hesitate to call me at (918) 586-8961.

Very truly yours,

/s/ Mark D. Berman

Mark D. Berman

Enclosures

xc:	Candice L. Cheeseman
Global Power Equipment Group Inc.